Exhibit 99.2

Date: May 25, 2022	510 Burrard St. 3rd Floor Vancouver, BC V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Enthusiast Gaming Holdings Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 31, 2022 (AMENDED)
Record Date for Voting (if applicable) :	May 31, 2022 (AMENDED)
Beneficial Ownership Determination Date :	May 31, 2022 (AMENDED)
Meeting Date :	June 30, 2022 (AMENDED)
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No (AMENDED)
Issuer paying for delivery to OBO:	Yes (AMENDED)

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details: Description	CUSIP Number	ISIN
COMMON CLASS	29385B109	CA29385B1094
Sincerely,
Computershare Agent for Enthusiast Gaming Holdings Inc.